Overstock.com, Inc.

6350 South 3000 East

Salt Lake City, Utah 84121

November 24, 2015

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:  Mr. Michael Kennedy

Re:                             Overstock.com, Inc.

Registration Statement on Form S-3 (Registration No.  333-207141)

Ladies and Gentlemen:

The undersigned, Overstock.com, Inc. (the “Company”), pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, hereby requests that the effective date of the above-referenced Registration Statement on Form S-3 be accelerated to 4:00 p.m., Eastern time, on November 24, 2015, or as soon thereafter as practicable.

The Company hereby acknowledges that:

•                  should the Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•                  the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•                  the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

OVERSTOCK.COM, INC.

By:	/s/ Mitch Edwards
Mitch Edwards
Senior Vice President and General Counsel